October 17, 2023

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

In the Matter of:

Iron Horse Acquisitions Corp. (the “Company”)

Registration Statement on Form S-1, File No: 333-268092

Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-268092) on Form S-1 (the “Prior S-1”) submitted to the U.S. Securities and Exchange Commission (the “Commission”) on November 1, 2022, together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Prior S-1, which has not been declared as effective, because of a confluence of changes in market conditions, changes in the proposed offering terms, and changes in the Company’s financial statement which have occurred in the extended period since the filing of the Prior S-1. The offering under the Prior S-1 was declared abandoned by the Commission on September 29, 2023. Since the Prior S-1 was not declared effective by the Commission, no units, warrants or shares of common stock, each as described in the Prior S-1, were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Prior S-1 be credited for future use.

The Company further notes, by way of a preview, that it has prepared for submission to the Commission a new Registration Statement on Form S-1 that the Company expects to file imminently, which draft will include appropriate revisions for any comments received from the Commission to the Prior S-1. The Company understands this will be treated as a new submission in light of the abandonment and withdrawal of the Prior S-1.

Should you have any questions regarding any of the foregoing, please contact myself at (786) 303-5579.

Sincerely,

Iron Horse Acquisitions Corp.

/s/ Jose A. Bengochea

Jose A. Bengochea

Chief Executive Officer